

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail
Mr. Jun Wang
Chief Executive Officer
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re: SmartHeat Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 001-34246**

Dear Mr. Wang:

   We have reviewed your response letter dated October 7, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 8

Risks Related to Doing Business in China, page 14

1.   We note that your corporate structure indicates that you currently have a one-tiered, rather than a two-tiered, foreign ownership structure. Please provide us with your analysis of how your one-tiered foreign ownership structure in which the listing company and holding company are the same complies with PRC regulations on foreign ownership. Please tell us of any limitations or prohibitions on your business activities under the current MOFCOM guidance as they relate to your corporate structure. We further note your disclosure in the first risk factor on page 16 that you "cannot warrant that such [MOFCOM] approval procedures have been completely satisfied due to a number of reasons, including changes in laws and government interpretations." Please tell us why you believe you may not have met the current conditions for your MOFCOM approval, with a view toward future disclosure in this risk factor.

2.   Please tell us the following:

- whether you employ the use of contractual arrangements with your PRC entities to allow you to exercise effective control over your PRC entities, and if so, discuss the material terms of each agreement, how each functions to give you control and the enforceability of each agreement; and

- whether you operate in a prohibited or restricted industry under PRC law, and if so, how those restrictions limit your operations as a foreign-invested entity in the PRC.

3.   With a view towards future disclosure, please provide us with a diagram exhibiting your company's organizational structure, including your PRC subsidiaries. The chart should include the names and percentage ownership of the shareholders of your PRC operating subsidiaries and reflect the contractual arrangements and loans in place, if any, between the entities.

Item 9A. Controls and Procedures, page 32

General

4.   We note your responses to our prior comment 13. With respect to your CFO's education and training, please tell us whether knowledge of U.S. GAAP is a requisite to obtaining a CPA license through the Chinese Institute of Certified Public Accountants. To the extent that education in U.S. GAAP is not a requirement of obtaining a CPA license through the Chinese Institute of Certified Public Accountants, coupled with your CFO being "responsible for reviewing the financial reports under U.S. GAAP, supervising the financial activities of the Company and supervising the design of internal control over financial reporting," it appears to us that a material weakness may exist in your internal control over financial reporting. Absent further information or significant changes to your internal level of U.S. GAAP expertise, we believe you should carefully consider your level of U.S. GAAP expertise when performing your assessment of internal control over financial reporting and revise future filings to disclose such material weakness and how this weakness is being mitigated and/or remediated.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 1. Financial Statements, page 1

Note 17. Commitments, page 20

5.   We note your response to prior comment 24 and the additional disclosures you provided in your Form 10-Q for the fiscal quarter ended September 30, 2011. Please explain to us and clarify in future filings the expected magnitude of the potential penalty if you are unable to raise the remaining $40 million capital contribution. In addition, please also

tell us and clarify in your future filings, the likelihood of obtaining an extension to make the required capital contribution should you apply for a grace period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 28

6.   We note your response to bullet 3 of prior comment 27; however, it is unclear to us the reason you continued to significantly increase inventory during the third quarter of 2011, given the significant and continued decline in net sales during 2011. In this regard, please tell us and clarify in future filings, the reason for increasing inventory during the interim periods, in light of the decline in your sales. Please also explain to us if the increase in your inventory is related to the cancellation of orders/abandonment of projects that you disclose in your narrative. If so, please tell us how you have determined that a write-down of inventory is not required.

7.   We note your responses to bullets 5 and 6 of prior comment 27. With reference to the aging of your accounts receivable at June 30, 2011, please explain to us:

- how your determination/calculation of your bad debt expense at both June 30, 2011 and September 30, 2011 is correct based on the respective agings you have provided as of those dates; and

- how your aging is correct at June 30, 2011 given the amount of net sales during the three and six months ended June 30, 2011.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Pamela Long at (202) 551-3760 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Robert Newman, Esq.
           Newman & Morrison LLP